Press Release

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Corinne Hoff	Bethann Coyle
Aventis Global Media Relations	Aventis Global Product Communications
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Aventis And Pfizer Seek Approval To Market Exubera® In Europe

Strasbourg, France and New York, NY, March 4, 2004—Aventis and Pfizer Inc announced today that the European Medicines Evaluation Agency (EMEA) has accepted the filing of a marketing authorization application for Exubera® (human insulin powder). The companies seek approval to market Exubera for adult patients with Type 1 and Type 2 diabetes. Pfizer and Aventis have been working with the US Food and Drug and Administration to determine the appropriate timing for submission of the Exubera new drug application in the US.

Exubera is a dry powder form of insulin that is inhaled into the lungs prior to eating. Inhaled insulin closely mimics the normal physiological insulin response to meals, by quickly being absorbed into the bloodstream to reduce meal-related spikes in glucose levels.

It is estimated that nearly 150 million people worldwide suffer from diabetes, and the number is expected to rise to 300 million people in the next 20 years. Complications commonly associated with uncontrolled or poorly controlled diabetes include heart disease, stroke, kidney failure and blindness. Currently, diabetes and its complications account for more than $100 billion in healthcare costs annually in the United States.

Exubera is being developed for patients with Type 1 and Type 2 diabetes through a collaboration between Pfizer Inc and Aventis. The two companies have entered into a global agreement to co-develop, co-promote (where permitted by local law) and co-manufacture inhaled insulin. Pfizer is also in collaboration with Nektar Therapeutics, developers of the inhalation device and formulation.

About Pfizer
Pfizer discovers, develops, manufactures and markets leading prescription medicines for humans and animals, and many of the world's best known consumer products.

About Aventis
Aventis is dedicated to treating and preventing disease by discovering and developing innovative prescription drugs and human vaccines. In 2003, Aventis generated sales of € 16.79 billion, invested € 2.86 billion in research and development and employed approximately 69,000 people in its core business. Aventis corporate headquarters are in Strasbourg, France. For more information, please visit: www.aventis.com.

Statements in this news release containing projections or estimates of revenues, income, earnings per share, capital expenditures, capital structure, or other financial items; plans and objectives relating to future operations, products, or services; future economic performance; or assumptions underlying or relating to any such statements, are forward-looking statements subject to risks and uncertainties. Actual results could differ materially depending on factors such as the timing and effects of regulatory actions, the results of clinical trials, the company's relative success developing and gaining market acceptance for new products, the outcome of significant litigation, and the effectiveness of patent protection. Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Aventis on file with the Securities and Exchange Commission and in the current Annual Report -"Document de Référence"- on file with the "Autorité des marchés financiers" in France.

Pursuant to Article 7 of the COB Regulation no. 2002-04, this press release was transmitted to the Autorité des marchés financiers before its release.